ANGLO AMERICAN

RECEIVED

2004 NOV 29 A 11:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

04046348

16 November, 2004

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release – Mondi announces reorganization into two businesses.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

12/2

PROCESSED

DEC 02 2004

THOMSON FINANCIAL

K:\Min\Compsec\SEC\announce let to SEC.doc

Press Brief: Mondi announces reorganisation into two businesses

Mondi, the paper and packaging division of Anglo American plc, announces the consolidation of the division into two businesses - Mondi Business Paper and Mondi Packaging. The reorganisation, which will streamline and rebrand the existing businesses under the Mondi name, will allow the group to improve its visibility to customers, offer an improved geographic coverage, with operations in 46 countries and reduce its overhead costs. A new logo has also been introduced.

David Hathorn, CEO of Mondi says, "This represents a big step forward for the Mondi group, which has trebled its turnover in the last 6 years to approximately $7 billion (including pro-forma acquisitions made in 2004) to become a major player in both the paper and packaging markets. The growth of this dynamic business has been built on a formula for success that includes operational excellence, the aggressive acquisition of excellent central and eastern European assets and successful brownfield investments with improved technology. This means that Mondi today has a highly competitive cost base in Europe and South Africa, while it continues to ensure high quality standards.

"Looking forward, I believe that innovation will play a key role in the ongoing development of the group. Mondi invests heavily both in excellent people and processes to ensure that it constantly improves its value offering, exceeding both customer and shareholder expectations"

Mondi Business Paper

The new Mondi Business Paper group incorporates Neusiedler and Mondi South Africa. Mondi Business Paper is the leading producer of cut size paper in Europe and builds on the proud reputation for innovation, high quality products and leading brands. The CEO of the newly consolidated group, Günther Hassler, brings a wealth of experience to this role having grown the Mondi business in Europe from its Austrian origins to current production of over 2 million tons of paper in six countries and serving markets on five continents. Major production facilities are located in Austria, Hungary, Israel, Slovakia, Russia and South Africa.

As a result of these changes, Andrew Thompson, who has played a critical role in the success of Mondi South Africa, will be stepping down as chairman and CEO of Mondi South Africa in December 2004. An announcement regarding Andrew's new role in the Anglo American group will be made shortly.

Mondi Packaging

The new Mondi Packaging group will be formed by a merger of the Frantschach group together with the existing Mondi Packaging group. Mondi Packaging will have 106 production plants in Europe and 18 in the Americas, Asia and Africa. This group will be active in five different segments - packaging paper, corrugated, bags, flexibles and coating. This allows customers access to an integrated packaging service with strong product development capability across all segments. The CEO of Mondi Packaging, Peter Oswald, has experience across the full range of the packaging group having grown the converting business of Frantschach from a 5-site to a 60-site operation between 1995 and 2001 and served as the CEO of Mondi Packaging over the last three years.

Veit Sorger will be stepping down as CEO of Frantschach and will retain a number of Supervisory Board positions within the Mondi group, including deputy chairmanship of Mondi Business Paper and Mondi Packaging boards.

Contact details:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 698 8933

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:
Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resource sectors. It has significant and focused interests in gold, platinum, diamonds, coal, base metals, ferrous metals and industries, industrial minerals and paper and packaging as well as financial and technical strength. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia and Asia. (www.angloamerican.co.uk)

Anglo Paper and Packaging, a division of Anglo American plc, operating under the Mondi name, was established by Anglo American in 1967 and is an integrated paper and packaging group with operations and interests in Europe, South Africa, Asia and the Americas. The operations manufacture pulp, business papers, packaging papers, board and converted packaging. Anglo Paper and Packaging contributed 25% to Anglo American's headline earnings in 2003. Headline earnings were $425 million, a 13% increase on 2002, while operating profit of $656 million was marginally higher.

The headline earnings for Paper and Packaging have been adjusted for 2003 as net interest for the wholly owned operations in Paper and Packaging is now accounted for centrally within Corporate Activities.

Press Brief: Mondi announces reorganisation into two businesses

Mondi, the paper and packaging division of Anglo American plc, announces the consolidation of the division into two businesses - Mondi Business Paper and Mondi Packaging. The reorganisation, which will streamline and rebrand the existing businesses under the Mondi name, will allow the group to improve its visibility to customers, offer an improved geographic coverage, with operations in 46 countries and reduce its overhead costs. A new logo has also been introduced.

David Hathorn, CEO of Mondi says, "This represents a big step forward for the Mondi group, which has trebled its turnover in the last 6 years to approximately $7 billion (including pro-forma acquisitions made in 2004) to become a major player in both the paper and packaging markets. The growth of this dynamic business has been built on a formula for success that includes operational excellence, the aggressive acquisition of excellent central and eastern European assets and successful brownfield investments with improved technology. This means that Mondi today has a highly competitive cost base in Europe and South Africa, while it continues to ensure high quality standards.

"Looking forward, I believe that innovation will play a key role in the ongoing development of the group. Mondi invests heavily both in excellent people and processes to ensure that it constantly improves its value offering, exceeding both customer and shareholder expectations"

Mondi Business Paper

The new Mondi Business Paper group incorporates Neusiedler and Mondi South Africa. Mondi Business Paper is the leading producer of cut size paper in Europe and builds on the proud reputation for innovation, high quality products and leading brands. The CEO of the newly consolidated group, Günther Hassler, brings a wealth of experience to this role having grown the Mondi business in Europe from its Austrian origins to current production of over 2 million tons of paper in six countries and serving markets on five continents. Major production facilities are located in Austria, Hungary, Israel, Slovakia, Russia and South Africa.

As a result of these changes, Andrew Thompson, who has played a critical role in the success of Mondi South Africa, will be stepping down as chairman and CEO of Mondi South Africa in December 2004. An announcement regarding Andrew's new role in the Anglo American group will be made shortly.

Mondi Packaging

The new Mondi Packaging group will be formed by a merger of the Frantschach group together with the existing Mondi Packaging group. Mondi Packaging will have 106 production plants in Europe and 18 in the Americas, Asia and Africa. This group will be active in five different segments - packaging paper, corrugated, bags, flexibles and coating. This allows customers access to an integrated packaging service with strong product development capability across all segments. The CEO of Mondi Packaging, Peter Oswald, has experience across the full range of the packaging group having grown the converting business of Frantschach from a 5-site to a 60-site operation between 1995 and 2001 and served as the CEO of Mondi Packaging over the last three years.

Veit Sorger will be stepping down as CEO of Frantschach and will retain a number of Supervisory Board positions within the Mondi group, including deputy chairmanship of Mondi Business Paper and Mondi Packaging boards.

Contact details:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 698 8933

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resource sectors. It has significant and focused interests in gold, platinum, diamonds, coal, base metals, ferrous metals and industries, industrial minerals and paper and packaging as well as financial and technical strength. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia and Asia. (www.angloamerican.co.uk)

Anglo Paper and Packaging, a division of Anglo American plc, operating under the Mondi name, was established by Anglo American in 1967 and is an integrated paper and packaging group with operations and interests in Europe, South Africa, Asia and the Americas. The operations manufacture pulp, business papers, packaging papers, board and converted packaging. Anglo Paper and Packaging contributed 25% to Anglo American's headline earnings in 2003. Headline earnings were $425 million, a 13% increase on 2002, while operating profit of $656 million was marginally higher.

The headline earnings for Paper and Packaging have been adjusted for 2003 as net interest for the wholly owned operations in Paper and Packaging is now accounted for centrally within Corporate Activities.

Press Brief: Mondi announces reorganisation into two businesses

Mondi, the paper and packaging division of Anglo American plc, announces the consolidation of the division into two businesses - Mondi Business Paper and Mondi Packaging. The reorganisation, which will streamline and rebrand the existing businesses under the Mondi name, will allow the group to improve its visibility to customers, offer an improved geographic coverage, with operations in 46 countries and reduce its overhead costs. A new logo has also been introduced.

David Hathorn, CEO of Mondi says, "This represents a big step forward for the Mondi group, which has trebled its turnover in the last 6 years to approximately $7 billion (including pro-forma acquisitions made in 2004) to become a major player in both the paper and packaging markets. The growth of this dynamic business has been built on a formula for success that includes operational excellence, the aggressive acquisition of excellent central and eastern European assets and successful brownfield investments with improved technology. This means that Mondi today has a highly competitive cost base in Europe and South Africa, while it continues to ensure high quality standards.

"Looking forward, I believe that innovation will play a key role in the ongoing development of the group. Mondi invests heavily both in excellent people and processes to ensure that it constantly improves its value offering, exceeding both customer and shareholder expectations"

Mondi Business Paper

The new Mondi Business Paper group incorporates Neusiedler and Mondi South Africa. Mondi Business Paper is the leading producer of cut size paper in Europe and builds on the proud reputation for innovation, high quality products and leading brands. The CEO of the newly consolidated group, Günther Hassler, brings a wealth of experience to this role having grown the Mondi business in Europe from its Austrian origins to current production of over 2 million tons of paper in six countries and serving markets on five continents. Major production facilities are located in Austria, Hungary, Israel, Slovakia, Russia and South Africa.

As a result of these changes, Andrew Thompson, who has played a critical role in the success of Mondi South Africa, will be stepping down as chairman and CEO of Mondi South Africa in December 2004. An announcement regarding Andrew's new role in the Anglo American group will be made shortly.

Mondi Packaging

The new Mondi Packaging group will be formed by a merger of the Frantschach group together with the existing Mondi Packaging group. Mondi Packaging will have 106 production plants in Europe and 18 in the Americas, Asia and Africa. This group will be active in five different segments - packaging paper, corrugated, bags, flexibles and coating. This allows customers access to an integrated packaging service with strong product development capability across all segments. The CEO of Mondi Packaging, Peter Oswald, has experience across the full range of the packaging group having grown the converting business of Frantschach from a 5-site to a 60-site operation between 1995 and 2001 and served as the CEO of Mondi Packaging over the last three years.

Veit Sorger will be stepping down as CEO of Frantschach and will retain a number of Supervisory Board positions within the Mondi group, including deputy chairmanship of Mondi Business Paper and Mondi Packaging boards.

Contact details:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 698 8933

Anglo American - Johannesburg

Investor Relations	Media Relations
Anne Dunn	Marion Dixon
Tel: +27 11 638 4730	Tel: +27 11 638 3001

Notes to Editors:
Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resource sectors. It has significant and focused interests in gold, platinum, diamonds, coal, base metals, ferrous metals and industries, industrial minerals and paper and packaging as well as financial and technical strength. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia and Asia. (www.angloamerican.co.uk)

Anglo Paper and Packaging, a division of Anglo American plc, operating under the Mondi name, was established by Anglo American in 1967 and is an integrated paper and packaging group with operations and interests in Europe, South Africa, Asia and the Americas. The operations manufacture pulp, business papers, packaging papers, board and converted packaging. Anglo Paper and Packaging contributed 25% to Anglo American's headline earnings in 2003. Headline earnings were $425 million, a 13% increase on 2002, while operating profit of $656 million was marginally higher.

The headline earnings for Paper and Packaging have been adjusted for 2003 as net interest for the wholly owned operations in Paper and Packaging is now accounted for centrally within Corporate Activities.

Press Brief: Mondi announces reorganisation into two businesses

Mondi, the paper and packaging division of Anglo American plc, announces the consolidation of the division into two businesses - Mondi Business Paper and Mondi Packaging. The reorganisation, which will streamline and rebrand the existing businesses under the Mondi name, will allow the group to improve its visibility to customers, offer an improved geographic coverage, with operations in 46 countries and reduce its overhead costs. A new logo has also been introduced.

David Hathorn, CEO of Mondi says, "This represents a big step forward for the Mondi group, which has trebled its turnover in the last 6 years to approximately $7 billion (including pro-forma acquisitions made in 2004) to become a major player in both the paper and packaging markets. The growth of this dynamic business has been built on a formula for success that includes operational excellence, the aggressive acquisition of excellent central and eastern European assets and successful brownfield investments with improved technology. This means that Mondi today has a highly competitive cost base in Europe and South Africa, while it continues to ensure high quality standards.

"Looking forward, I believe that innovation will play a key role in the ongoing development of the group. Mondi invests heavily both in excellent people and processes to ensure that it constantly improves its value offering, exceeding both customer and shareholder expectations"

Mondi Business Paper

The new Mondi Business Paper group incorporates Neusiedler and Mondi South Africa. Mondi Business Paper is the leading producer of cut size paper in Europe and builds on the proud reputation for innovation, high quality products and leading brands. The CEO of the newly consolidated group, Günther Hassler, brings a wealth of experience to this role having grown the Mondi business in Europe from its Austrian origins to current production of over 2 million tons of paper in six countries and serving markets on five continents. Major production facilities are located in Austria, Hungary, Israel, Slovakia, Russia and South Africa.

As a result of these changes, Andrew Thompson, who has played a critical role in the success of Mondi South Africa, will be stepping down as chairman and CEO of Mondi South Africa in December 2004. An announcement regarding Andrew's new role in the Anglo American group will be made shortly.

Mondi Packaging

The new Mondi Packaging group will be formed by a merger of the Frantschach group together with the existing Mondi Packaging group. Mondi Packaging will have 106 production plants in Europe and 18 in the Americas, Asia and Africa. This group will be active in five different segments - packaging paper, corrugated, bags, flexibles and coating. This allows customers access to an integrated packaging service with strong product development capability across all segments. The CEO of Mondi Packaging, Peter Oswald, has experience across the full range of the packaging group having grown the converting business of Frantschach from a 5-site to a 60-site operation between 1995 and 2001 and served as the CEO of Mondi Packaging over the last three years.

Veit Sorger will be stepping down as CEO of Frantschach and will retain a number of Supervisory Board positions within the Mondi group, including deputy chairmanship of Mondi Business Paper and Mondi Packaging boards.

Contact details:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 698 8933

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:
Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resource sectors. It has significant and focused interests in gold, platinum, diamonds, coal, base metals, ferrous metals and industries, industrial minerals and paper and packaging as well as financial and technical strength. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia and Asia. (www.angloamerican.co.uk)

Anglo Paper and Packaging, a division of Anglo American plc, operating under the Mondi name, was established by Anglo American in 1967 and is an integrated paper and packaging group with operations and interests in Europe, South Africa, Asia and the Americas. The operations manufacture pulp, business papers, packaging papers, board and converted packaging. Anglo Paper and Packaging contributed 25% to Anglo American's headline earnings in 2003. Headline earnings were $425 million, a 13% increase on 2002, while operating profit of $656 million was marginally higher.

The headline earnings for Paper and Packaging have been adjusted for 2003 as net interest for the wholly owned operations in Paper and Packaging is now accounted for centrally within Corporate Activities.

Press Brief: Mondi announces reorganisation into two businesses

Mondi, the paper and packaging division of Anglo American plc, announces the consolidation of the division into two businesses - Mondi Business Paper and Mondi Packaging. The reorganisation, which will streamline and rebrand the existing businesses under the Mondi name, will allow the group to improve its visibility to customers, offer an improved geographic coverage, with operations in 46 countries and reduce its overhead costs. A new logo has also been introduced.

David Hathorn, CEO of Mondi says, "This represents a big step forward for the Mondi group, which has trebled its turnover in the last 6 years to approximately $7 billion (including pro-forma acquisitions made in 2004) to become a major player in both the paper and packaging markets. The growth of this dynamic business has been built on a formula for success that includes operational excellence, the aggressive acquisition of excellent central and eastern European assets and successful brownfield investments with improved technology. This means that Mondi today has a highly competitive cost base in Europe and South Africa, while it continues to ensure high quality standards.

"Looking forward, I believe that innovation will play a key role in the ongoing development of the group. Mondi invests heavily both in excellent people and processes to ensure that it constantly improves its value offering, exceeding both customer and shareholder expectations"

Mondi Business Paper

The new Mondi Business Paper group incorporates Neusiedler and Mondi South Africa. Mondi Business Paper is the leading producer of cut size paper in Europe and builds on the proud reputation for innovation, high quality products and leading brands. The CEO of the newly consolidated group, Günther Hassler, brings a wealth of experience to this role having grown the Mondi business in Europe from its Austrian origins to current production of over 2 million tons of paper in six countries and serving markets on five continents. Major production facilities are located in Austria, Hungary, Israel, Slovakia, Russia and South Africa.

As a result of these changes, Andrew Thompson, who has played a critical role in the success of Mondi South Africa, will be stepping down as chairman and CEO of Mondi South Africa in December 2004. An announcement regarding Andrew's new role in the Anglo American group will be made shortly.

Mondi Packaging

The new Mondi Packaging group will be formed by a merger of the Frantschach group together with the existing Mondi Packaging group. Mondi Packaging will have 106 production plants in Europe and 18 in the Americas, Asia and Africa. This group will be active in five different segments - packaging paper, corrugated, bags, flexibles and coating. This allows customers access to an integrated packaging service with strong product development capability across all segments. The CEO of Mondi Packaging, Peter Oswald, has experience across the full range of the packaging group having grown the converting business of Frantschach from a 5-site to a 60-site operation between 1995 and 2001 and served as the CEO of Mondi Packaging over the last three years.

Veit Sorger will be stepping down as CEO of Frantschach and will retain a number of Supervisory Board positions within the Mondi group, including deputy chairmanship of Mondi Business Paper and Mondi Packaging boards.

Contact details:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 698 8933

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:
Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resource sectors. It has significant and focused interests in gold, platinum, diamonds, coal, base metals, ferrous metals and industries, industrial minerals and paper and packaging as well as financial and technical strength. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia and Asia. (www.angloamerican.co.uk)

Anglo Paper and Packaging, a division of Anglo American plc, operating under the Mondi name, was established by Anglo American in 1967 and is an integrated paper and packaging group with operations and interests in Europe, South Africa, Asia and the Americas. The operations manufacture pulp, business papers, packaging papers, board and converted packaging. Anglo Paper and Packaging contributed 25% to Anglo American's headline earnings in 2003. Headline earnings were $425 million, a 13% increase on 2002, while operating profit of $656 million was marginally higher.

The headline earnings for Paper and Packaging have been adjusted for 2003 as net interest for the wholly owned operations in Paper and Packaging is now accounted for centrally within Corporate Activities.


ANGLO AMERICAN
100%
mondi
100%
100%
mondi packaging
mondi business paper
MONDI PACKAGING Paper
MONDI PACKAGING Corrugated
MONDI PACKAGING Bags
MONDI PACKAGING Flexibles
MONDI PACKAGING Coating
MONDI BUSINESS PAPER Austria
MONDI BUSINESS PAPER Hungary
MONDI BUSINESS PAPER Hadera
MONDI BUSINESS PAPER SCP
MONDI BUSINESS PAPER Syktyvkar
MONDI BUSINESS PAPER South Africa
90%
50%
50%*
55%*
Europapier
Aylesford Newsprint
MONDI Shanduka Newsprint
MONDI Packaging South Africa

* The shareholdings shown are on the basis that the contemplated transaction with Shanduka in MPSA is completed and that the commitments for employee and community share ownership in MSN and MPSA are completed.

mondi


ANGLO AMERICAN
100%
mondi
100%
100%
mondi packaging
mondi business paper
MONDI PACKAGING Paper
MONDI PACKAGING Corrugated
MONDI PACKAGING Bags
MONDI PACKAGING Flexibles
MONDI PACKAGING Coating
MONDI BUSINESS PAPER Austria
MONDI BUSINESS PAPER Hungary
MONDI BUSINESS PAPER Hadera
MONDI BUSINESS PAPER SCP
MONDI BUSINESS PAPER Syktyvkar
MONDI BUSINESS PAPER South Africa
90%
50%
50%*
55%*
Europapier
Aylesford Newsprint
MONDI Shanduka Newsprint
MONDI Packaging South Africa

* The shareholdings shown are on the basis that the contemplated transaction with Shanduka in MPSA is completed and that the commitments for employee and community share ownership in MSN and MPSA are completed.


ANGLO AMERICAN
100%
mondi
100%
100%
mondi packaging
mondi business paper
MONDI PACKAGING Paper
MONDI PACKAGING Corrugated
MONDI PACKAGING Bags
MONDI PACKAGING Flexibles
MONDI PACKAGING Coating
MONDI BUSINESS PAPER Austria
MONDI BUSINESS PAPER Hungary
MONDI BUSINESS PAPER Hadera
MONDI BUSINESS PAPER SCP
MONDI BUSINESS PAPER Syktyvkar
MONDI BUSINESS PAPER South Africa
90%
50%
50%*
55%*
Europapier
Aylesford Newsprint
MONDI Shanduka Newsprint
MONDI Packaging South Africa

* The shareholdings shown are on the basis that the contemplated transaction with Shanduka in MPSA is completed and that the commitments for employee and community share ownership in MSN and MPSA are completed.


ANGLO AMERICAN
100%
mondi
100%
100%
mondi packaging
mondi business paper
MONDI PACKAGING Paper
MONDI PACKAGING Corrugated
MONDI PACKAGING Bags
MONDI PACKAGING Flexibles
MONDI PACKAGING Coating
MONDI BUSINESS PAPER Austria
MONDI BUSINESS PAPER Hungary
MONDI BUSINESS PAPER Hadera
MONDI BUSINESS PAPER SCP
MONDI BUSINESS PAPER Syktyvkar
MONDI BUSINESS PAPER South Africa
90%
50%
50%*
55%*
Europapier
Aylesford Newsprint
MONDI Shanduka Newsprint
MONDI Packaging South Africa

* The shareholdings shown are on the basis that the contemplated transaction with Shanduka in MPSA is completed and that the commitments for employee and community share ownership in MSN and MPSA are completed.


ANGLO AMERICAN
100%
mondi
100%
100%
mondi packaging
mondi business paper
MONDI PACKAGING Paper
MONDI PACKAGING Corrugated
MONDI PACKAGING Bags
MONDI PACKAGING Flexibles
MONDI PACKAGING Coating
MONDI BUSINESS PAPER Austria
MONDI BUSINESS PAPER Hungary
MONDI BUSINESS PAPER Hadera
MONDI BUSINESS PAPER SCP
MONDI BUSINESS PAPER Syktyvkar
MONDI BUSINESS PAPER South Africa
90%
50%
50%*
55%*
Europapier
Aylesford Newsprint
MONDI Shanduka Newsprint
MONDI Packaging South Africa

* The shareholdings shown are on the basis that the contemplated transaction with Shanduka in MPSA is completed and that the commitments for employee and community share ownership in MSN and MPSA are completed.